UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2016

001-37968
(Commission File Number)

YATRA ONLINE, INC.

(Exact name of registrant as specified in its charter)

1101-03, 11th Floor, Tower-B,

Unitech Cyber Park,

Sector 39, Gurgaon, Haryana 122002,

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

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On December 30, 2016, Yatra Online, Inc. (the “Company”) issued a press release announcing that its warrants have been approved to trade on the OTCQX® Best Market under the ticker symbol “YTROF.” The Company is hereby furnishing a copy of the press release, which is attached to this Form 6-K as Exhibit 99.1.

The press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: December 30, 2016	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated December 30, 2016.

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